Rule: 424(b)(3)
                                                               Reg No. 333-56637

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 30, 1998)

                                FRED MEYER, INC.

                        4,215,584 Shares of Common Stock
                                ($.01 par value)

     This Prospectus Supplement and the accompanying Prospectus relate to 4,215,584 shares of Common Stock (the "Shares"), par value $.01 per share, of Fred Meyer, Inc. (the "Company" or "Fred Meyer"), offered hereby (the "Offering") by Jeffrey P. Smith, Trust for the Children of Jeffrey P. Smith, The Sean Smith Trust, The Jaci Smith Trust, The Joshua Smith Trust, Fred Lorenzo Smith, Trust for the Children of Fred Lorenzo Smith, The Fred Lloyd Smith Trust, The Staci Elaine Smith Trust, The Zachary Dee Smith Trust, Elaine Smith and The Dee Glen Smith Marital Trust (collectively, the "Smith Selling Stockholders").

     The Common Stock of the Company is listed on the New York Stock Exchange (the "NYSE") under the symbol "FMY." On July 7, 1998, the closing price for the Common Stock as reported on the NYSE was $45-1/2.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has agreed to purchase the Shares from the Smith Selling Stockholders at a price of $44 per share (resulting in $185,485,696 aggregate net proceeds (before expenses) to the Smith Selling Stockholders). The Company will not receive any of the proceeds from the Offering.

     The Shares may be offered by DLJ from time to time in one or more transactions (which may involve block transactions) on the NYSE, or on other national securities exchanges on which the Common Stock is traded, in the over-the-counter market, in negotiated transactions, in a combination of such methods or otherwise at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices, subject to prior sale, when, as and if delivered to and accepted by DLJ. See "The Underwriter."

     The Company and the Smith Selling Stockholders have agreed to indemnify DLJ against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Shares are offered, subject to prior sale, when, as and if accepted by DLJ. It is expected that delivery of the Shares will be made on or about July 13, 1998 at the office of DLJ, New York, New York, against payment therefor in immediately available funds.

                           --------------------------
                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

     The date of this Prospectus Supplement is July 8, 1998.

     Unless otherwise expressly stated or if the context otherwise requires: (i) the terms "Company" and "Fred Meyer" refer (a) before September 9, 1997, to Fred Meyer Stores (as defined below) and its consolidated subsidiaries, (b) on and after September 9, 1997, to Fred Meyer, Inc. and its consolidated subsidiaries (including Fred Meyer Stores and Smith's (as defined below) and their respective subsidiaries) and (c) on and after March 10, 1998, to Fred Meyer, Inc. and its consolidated subsidiaries (including Fred Meyer Stores, Smith's, QFC (as defined below) and Ralphs/Food 4 Less (as defined below) and their respective subsidiaries); (ii) the term "Fred Meyer Stores" refers to Fred Meyer Stores, Inc. and its consolidated subsidiaries; (iii) the term "QFC" refers to Quality Food Centers, Inc. and its consolidated subsidiaries; (iv) the term "Ralphs/Food 4 Less" refers to Food 4 Less Holdings, Inc. and its consolidated subsidiaries; and (v) the term "Smith's" refers to Smith's Food & Drug Centers, Inc. and its consolidated subsidiaries.

                                  RISK FACTORS

     Purchasers of the Shares should carefully consider the following risk factors in addition to the information set forth under "Forward-Looking Statements" in the accompanying Prospectus and the other information contained or incorporated by reference herein or in the accompanying Prospectus.

Competition

     The retail merchandising business in general, and the supermarket industry in particular, is highly competitive and generally characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, discount stores, independent and specialty grocers, drug and convenience stores, large category-dominant stores and the newer "alternative format" food stores, including warehouse club stores, deep discount drug stores, "supercenters" and conventional department stores. Competitors of the Company include, among others, Safeway, Albertson's, Lucky, Costco, Wal-Mart and Target. Retail businesses generally compete on the basis of location, quality of products and service, price, product variety and store condition. The Company's ability to compete depends in part on its ability to successfully maintain and remodel existing stores and develop new stores in advantageous locations.

Leverage; Ability to Service Debt

     The Company is highly leveraged. As of May 23, 1998, the Company had total indebtedness (including current maturities and capital lease obligations) of $5.1 billion. Total indebtedness consists of long-term debt, including borrowings under its bank credit facilities (the "1998 Senior Credit Facilities"), which includes a $1.875 billion five-year revolving credit agreement and a $1.625 billion five-year term loan, its 7.150% Notes due March 1, 2003, its 7.375% Notes due March 1, 2005 and its 7.450% Notes due March 1, 2008 (collectively, the "Notes") and capitalized leases. Total indebtedness does not reflect certain commitments and contingencies of the Company, including operating leases under its new lease facility and other operating lease obligations. The Company has significant interest and principal repayment obligations and significant rental payment obligations, and the ability of the Company to satisfy such obligations is subject to prevailing economic, financial and business conditions and to other factors, many of which are beyond the Company's control. A significant amount of the Company's borrowings and rental obligations bears interest at floating rates (including borrowings under the 1998 Senior Credit Facilities and obligations under its lease facility), which expose the Company to the risk of increased interest and rental rates.

     Based upon the current level of operations and anticipated cost savings, the Company believes that cash flow from operations, together with borrowings under the 1998 Senior Credit Facilities and other sources of liquidity, will be adequate to meet it anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments over the next several years. There is no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that anticipated cost savings can be fully achieved. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures, or if its future earnings growth is insufficient to amortize all required principal payments out of internally generated funds, the Company will be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There is no assurance that any such refinancing or asset sales could be secured on favorable terms or otherwise.

Merger Integration

     The significant increase in size of the Company's operations resulting from the recent mergers with Smith's, QFC and Ralphs/Food 4 Less has substantially increased the demands placed upon the Company's management, including demands resulting from the need to integrate the accounting systems, management information systems, distribution systems, manufacturing facilities and other operations of Fred Meyer Stores, Smith's, QFC and Ralphs/Food 4 Less. In addition, the Company could experience unexpected costs from such integration and/or loss of customers or sales as a result of the recent mergers, including as a result of the conversion of Hughes Family Markets to the Ralphs banner. There is also no assurance that the Company will be able to maintain the levels of operating efficiency which Fred Meyer Stores, Smith's, QFC and Ralphs/Food 4 Less had achieved separately prior to the mergers. The failure to successfully integrate the operations of the combined companies, the loss of key management personnel and the loss of customers or sales each could have a material adverse effect on the Company's results of operations or financial position.

Ability to Achieve Intended Benefits of the Recent Mergers

     Management believes that significant business opportunities and cost savings are achievable as a result of the Smith's, QFC and Ralphs/Food 4 Less mergers. Management's estimates of cost savings are based upon many assumptions, including future sales levels and other operating results, the availability of funds for capital expenditures, the timing of certain events, as well as general industry and business conditions and other matters, many of which are beyond the control of the Company. Estimates are also based on a management consensus as to what levels of purchasing and similar efficiencies should be achievable by an entity the size of the Company. Estimates of potential cost savings are forward-looking statements that are inherently uncertain. Actual cost savings, if any, could differ from those projected and such differences could be material; therefore, undue reliance should not be placed upon such estimates. There is no assurance that unforeseen costs and expenses or other factors (whether arising in connection with the integration of the Company's operations or otherwise) will not offset the estimated cost savings or other components of the Company's plan or result in delays in the realization of certain projected cost savings.

Labor Relations

     The Company is party to more than 166 collective bargaining agreements with local unions covering approximately 58,000 employees representing approximately 70% of the Company's total employees. Among the contracts that have expired or will expire in 1998 are those covering 15,500 employees. Typical agreements are three years in duration, and as such agreements expire, the Company expects to negotiate with the unions and to enter into new collective bargaining agreements.

There is no assurance, however, that such agreements will be reached without work stoppages. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on the Company's results of operations or financial position.

Shares Eligible for Future Sales

     All of the outstanding shares of Common Stock of the Company will be freely tradeable without registration under the Securities Act following the offering, except that shares held by "affiliates" (as that term is defined under Rule 144 under the Securities Act, as amended, ("Rule 144")) of the Company or former "affiliates" of Smith's, QFC or Ralphs/Food 4 Less will continue to be subject to the resale limitations of Rule 144. The Smith Selling Stockholders, certain other stockholders and certain executive officers of the Company have agreed, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of, without the prior written consent of DLJ, any Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock, for a period of 90 days after the date of this Prospectus Supplement, in the case of the Smith Selling Stockholders, and, in the case of the executive officers and other stockholders, until September 28, 1998. Upon the expiration of such periods, such shares of Common Stock may be sold by such stockholders under Rule 144, pursuant to registration rights granted by the Company or without registration, as the case may be. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. Sales of substantial amounts of such shares in the public market or the perception that such sales could occur could adversely affect the market price of the Common Stock. See "The Underwriter."

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements of Fred Meyer give effect to the merger with QFC as if such transaction occurred as of January 29, 1995 with respect to the unaudited pro forma condensed combined statements of operations for the fiscal years ended February 3, 1996, February 1, 1997 and January 31, 1998, and as of January 31, 1998 with respect to the unaudited pro forma condensed combined balance sheet. In addition, such unaudited pro forma condensed combined financial statements give effect to the merger with Ralphs/Food 4 Less as if such transaction occurred as of February 2, 1997 with respect to the unaudited pro forma condensed combined statements of operations, and as of January 31, 1998 with respect to the unaudited pro forma condensed combined balance sheet. Finally, the unaudited pro forma condensed combined financial statements give effect to refinancing certain Fred Meyer, QFC and Ralphs/Food 4 Less debt, as if such refinancing occurred as of February 2, 1997 with respect to the unaudited pro forma condensed combined statements of operations for the fiscal year ended January 31, 1998 and as of January 31, 1998 with respect to the unaudited pro forma condensed combined balance sheet. Such pro forma information includes: (i) the historical balance sheet of Fred Meyer as of January 31, 1988; (ii) the pro forma results of operations of Fred Meyer for the fiscal year ended January 31, 1998; (iii) the historical balance sheet of QFC as of December 27, 1997; (iv) the pro forma results of operations of QFC for the fiscal year ended December 27, 1997; (v) the historical results of operations of Ralphs/Food 4 Less for the fiscal year ended February 1, 1998; and
(vi) the historical balance sheet of Ralphs/Food 4 Less as of February 1, 1998. The unaudited pro forma condensed combined financial statements are not necessarily indicative of either future results of operations or results that might have been achieved if the mergers had been consummated as of the indicated dates. The following unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and the selected historical and other financial data of Fred Meyer, QFC and Ralphs/Food 4 Less included or incorporated by reference herein.

     The pro forma results of operations of Fred Meyer for the fiscal year ended January 31, 1998 include adjustments for Fred Meyer's September 9, 1997 acquisition of Smith's, as if such transaction occurred as of February 2, 1997. The pro forma results of operations of QFC for the fiscal year ended December 27, 1997 include adjustments for QFC's March 19, 1997 acquisition of Hughes Markets, Inc. ("Hughes") and February 15, 1997 acquisition of Keith Uddenberg, Inc. ("KUI"), as if such transactions occurred as of December 29, 1996.

     The merger with QFC is being accounted for as a pooling-of-interests. Under the pooling-of-interests method of accounting, the recorded assets and liabilities of Fred Meyer and QFC are being carried forward to Fred Meyer's consolidated financial statements at their historical amounts and the consolidated earnings of QFC are being included in the earnings of Fred Meyer for the entire fiscal year in which the merger with QFC occurs and for all prior years presented, and the reported retained earnings of Fred Meyer and QFC for prior periods are being combined and restated as consolidated retained earnings of Fred Meyer.

     The merger with Ralphs/Food 4 Less is being accounted for as purchase. Under purchase accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The adjustments included in the unaudited pro forma condensed combined financial statements represent a preliminary determination of these adjustments based upon available information. The purchase price is expected to exceed the fair value of the net assets required. This difference has been allocated to goodwill, which will be amortized over 40 years. Such allocations are subject to final determination based on real estate, leasehold and equipment valuation studies and a review of the books, records and accounting policies of Ralphs/Food 4 Less. These studies are expected to be completed before the end of the 1998 fiscal year. Accordingly, the final allocations will be different from the amounts reflected herein.

     The unaudited pro forma condensed combined statements of operations included herein do not reflect an estimated extraordinary charge of approximately $221 million (net of income taxes) relating to the refinancings and, with respect to the unaudited pro forma condensed combined financial statements, assume that all notes subject to the refinancings were redeemed pursuant to tender offers made by QFC and Ralphs/Food 4 Less. Additionally, the unaudited pro forma condensed combined financial statements do not reflect certain non-recurring severance and other expenses associated with the mergers. Pursuant to a settlement agreement entered into with the State of California in connection with the QFC and Ralphs/Food 4 Less mergers, the Company has agreed to divest 19 stores in Southern California, but such divestitures have not been considered and are not reflected in the following unaudited pro forma condensed combined financial statements. Management does not believe that such divestitures will materially adversely affect the Company's business strategy, financial condition or results of operations. The unaudited pro forma condensed combined statements of operations also do not reflect approximately $100 million in annualized operating cost savings that management of the Company believes are achievable by the end of 2001.

                                       Unaudited Pro Forma Condensed Combined Balance Sheet
                                                         January 31, 1998
                                                          (In thousands)

                                                              ASSETS


                                                                              Ralphs/
                                            Fred Meyer          QFC         Food 4 Less
                                           January 31,      December 27,    February 1,
                                               1998             1997           1998          Pro Forma       Pro Forma
                                            Historical       Historical     Historical      Adjustments      Combined
                                           ------------     ------------    -----------     -----------     -----------

Current Assets:
  Cash and cash equivalents.............   $     72,609     $     44,702    $    75,601     $        -- (1) $   192,912
  Trade and other receivables...........         83,194           25,302         37,629                         146,125
  Inventories...........................      1,117,989          122,877        514,387          28,500 (2)   1,783,753
  Prepaid expenses and other............         39,070           13,087         24,522                          76,679
  Deferred income taxes.................         90,804                                         147,334 (3)     238,138
                                           ------------     ------------    -----------     -----------     -----------
       Total Current Assets.............      1,403,666          205,968        652,139         175,834       2,437,607
Property and Equipment, net.............      1,951,750          373,814      1,069,005        (100,222)(2)   3,294,347
Other Assets:
  Goodwill, net.........................      1,005,476          273,654      1,275,718       1,034,695 (2)   3,589,543
  Deferred financing costs, net.........         10,964            7,415         49,863         (61,778)(3)
                                                                                                 68,000 (1)      74,464
  Deferred income taxes and other.......         58,950          131,279         29,348         206,705 (2)     426,282
                                           ------------     ------------    -----------     -----------     -----------
    Total Assets........................   $  4,430,806     $    992,130    $ 3,076,073     $ 1,323,234       9,822,243
                                           ============     ============    ===========     ===========     ===========


                                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
  Accounts payable and outstanding checks  $    679,612     $     85,662    $   349,585                     $ 1,114,859
  Current portion of long-term debt and
    capital leases......................          4,282           15,368         41,965     $   (3,500)(1)       58,115
  Income taxes payable..................                              --          1,361                           1,361
  Accrued compensation..................        148,141           41,680        105,728                         295,549
  Other accrued expenses................        167,904           50,846        302,425          95,000(2)      616,175
                                           ------------     ------------    -----------     -----------     -----------
       Total Current Liabilities........        999,939          193,556        801,064          91,500       2,086,059
Long-Term Debt, less current maturities.      1,835,168          349,626      2,321,342         453,500(1)    4,959,636
Capital Lease Obligations, less current
  portion...............................         52,385           30,397        120,329                         203,111
Deferred Income Taxes...................         41,250           41,933         21,074        (104,257(2)           --
Other Long-Term Liabilities.............        151,489           24,833        253,772          15,232(2)      445,326
Shareholders' Equity (Deficit)..........      1,350,575          351,785       (441,508)        867,259(3)    2,128,111
                                           ------------     ------------    -----------     -----------     -----------
    Total Liabilities and Stockholders'
       Equity...........................   $  4,430,806     $    992,130    $ 3,076,073     $ 1,323,234     $ 9,822,243
                                           ============     ============    ===========     ===========     ===========


        See Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

                                      S - 7

          Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(1) The net effect on cash and cash equivalents of the mergers and the concurrent debt refinancing reflects the following (in thousands):

Total sources:
   1998 Senior Credit Facilities..............................$  2,787,000
   Notes......................................................   1,750,000
                                                              ------------
                                                              $  4,537,000
                                                              ============

Total uses:
   Repay Fred Meyer credit facility...........................$  1,430,000
   Repay QFC credit facility..................................     175,000
   Repay Ralphs/Food 4 Less credit facility...................     681,000
   Repay QFC notes............................................     175,000
   Repay Ralphs/Food 4 Less notes.............................   1,626,000
   Estimated debt repayment premiums..........................     300,000
   Estimated fees and expenses................................     150,000
                                                              ------------
                                                              $  4,537,000
                                                              ============

(2) The purchase cost and preliminary allocation of the excess of cost over the net book value of the assets acquired in the merger with Ralphs/Food 4 Less is as follows. The market value of Common Stock issued reflects 21.7 million shares multiplied by the average market price of Common Stock for the three trading days preceding and following the day Fred Meyer and Ralphs/Food 4 Less reached agreement on the purchase price and the proposed merger with Ralphs/Food 4 Less was announced.


                                 (In thousands)
Market value of Common Stock issued........................................   $    656,195
Transaction fees and expenses..............................................         66,000
                                                                              ------------
     Total purchase cost...................................................        722,195
Book value of net assets acquired..........................................       (441,508)
                                                                              ------------
  Excess of purchase cost over net book value of assets acquired...........   $  1,163,703
                                                                              ============

Allocated to:
  Increase in value of inventory...........................................   $     28,500
  Increase in value of property and equipment..............................       (100,222)
  Ralphs/Food 4 Less historical net goodwill...............................     (1,275,718)
  Increase in value of deferred income taxes...............................        240,000
  Increase in accrued liabilities..........................................        (95,000)
  Adjust accrued pension and postretirement benefit obligation.............        (15,232)
  Adjust deferred taxes for temporary differences (39% effective rate).....         70,962
  Residual excess purchase cost............................................      2,310,413
                                                                              ------------
Total allocation...........................................................   $  1,163,703
                                                                              ============

(3) Represents the net change in stockholders' equity as a result of the mergers and the refinancings (in thousands):


Issuance of Common Stock in merger with Ralphs/Food 4 Less........................$   656,195
Elimination of Ralphs/Food 4 Less historical stockholders' deficit................    441,508
Write-off historical deferred financing costs, net of tax of $24,094..............    (37,684)
Estimated premiums related to repayment of Ralphs/Food 4 Less and QFC
     notes, net of tax of $117,000................................................   (183,000)
Fees and expenses of merger with QFC, net of tax of $6,240........................     (9,760)
                                                                                  -----------
Pro forma adjustment to stockholders' equity......................................$   867,259
                                                                                  ===========

                                              Unaudited Pro Forma Condensed Combined
                                                      Statement of Operations
                                              For the 52 Weeks Ended January 31, 1998
                                       (In thousands, except per share and percentage data)




                                        Fred Meyer              QFC            Ralphs/Food 4
                                    Fiscal Year Ended    Fiscal Year Ended    Less Fiscal Year
                                     January 31, 1998    December 27, 1997         Ended
                                        Pro Forma            Pro Forma        February 1, 1998     Pro Forma          Pro Forma
                                       Combined(1)          Combined(2)          Historical       Adjustments          Combined
                                    ------------------  -------------------  ------------------  --------------     --------------

Net sales...........................$        7,341,192  $         2,120,855  $        5,487,469                     $   14,949,516
Cost of goods sold..................         5,279,520            1,596,983           4,347,549                         11,224,052
                                    ------------------  -------------------  ------------------  --------------     --------------
       Gross margin.................         2,061,672              523,872           1,139,920                          3,725,464
Operating and administrative
       expenses.....................         1,472,090              375,933             756,609  $       (4,000)(3)      2,600,632
Depreciation and amortization
       expense......................           235,955               48,971             178,710          16,959 (4)        480,595
                                    ------------------  -------------------  ------------------  --------------     --------------
       Income from operations.......           353,627               98,968             204,601         (12,959)           644,237
Interest expense....................           113,052               30,765             271,939         (30,217)(5)        385,539
Amortization of deferred financing
       costs........................             1,229                  703               5,714           4,089 (6)         11,735
                                    ------------------  -------------------  ------------------  --------------     --------------
       Income (loss) before income
         taxes and extraordinary
         charge.....................           239,346               67,500             (73,052)         13,169            246,963
Provision for income taxes..........            97,137               27,507                  --           6,670 (7)        131,314
                                    ------------------  -------------------  ------------------  --------------     --------------
Income (loss) before extraordinary
       charge.......................$          142,209  $            39,993  $          (73,052)  $       6,499     $      115,649
                                    ==================  ===================  ==================  ==============     ==============


Basic income before extraordinary
     charge per share of common
     stock........................  $             1.62  $              1.91                                         $         0.78
                                    ==================  ===================                                         ==============
Diluted income before
     extraordinary charge per share
     of common stock..............  $             1.56  $              1.84                                         $         0.75
                                    ==================  ===================                                         ==============
 Basic weighted average common
       shares outstanding (8).......            87,537               20,916                              40,494            148,947
                                    ==================  ===================                      ==============     ==============
 Diluted weighted average common
       shares outstanding (8).......            90,978               21,774                              41,267            154,019
                                    ==================  ===================                      ==============     ==============

Other Pro Forma Data:
       EBITDA (as defined) (9).................................................................................     $    1,125,358
       EBITDA margin (9).......................................................................................                7.5%




  See Notes to Unaudited Pro Forma Condensed Combined Statement of Operations.

                                     S - 10

                                              Unaudited Pro Forma Condensed Combined
                                                      Statement of Operations
                                              For the 52 Weeks Ended February 1, 1997
                                       (In thousands, except per share and percentage data)



                                                    Fred Meyer                  QFC
                                                Fiscal Year Ended        Fiscal Year Ended
                                                 February 1, 1997        December 28, 1996       Pro Forma        Pro Forma
                                                    Historical              Historical          Adjustments       Combined
                                               --------------------    ---------------------   --------------   -------------

Net sales....................................  $          3,724,839    $             805,281                    $   4,530,120
Cost of goods sold...........................             2,613,746                  603,947                        3,217,693
                                               --------------------    ---------------------   --------------   -------------
       Gross margin..........................             1,111,093                  201,334                        1,312,427
Operating and administrative expenses........               860,379                  132,860                          993,239
Depreciation and amortization expense........               116,854                   19,477                          136,331
                                               --------------------    ---------------------   --------------   -------------
       Income from operations................               133,860                   48,997                          182,857
Interest expense.............................                39,432                    9,238                           48,670
Amortization of deferred financing costs.....                    --                      185                              185
                                               --------------------    ---------------------   --------------   -------------
       Income before income  taxes and
         extraordinary charge................                94,428                   39,574                          134,002
Provision for income taxes...................                35,883                   14,156                           50,039
                                               --------------------    ---------------------   --------------   -------------
Income before extraordinary charge..........   $             58,545    $              25,418                    $      83,963
                                               ====================    =====================   ==============   =============


Basic income before extraordinary charge                       1.12                     1.75                             1.05
       per share of common stock.............  $                       $                                        $
                                               ====================    =====================                    =============
Diluted income before extraordinary                            1.05                     1.71                             1.00
       charge per share of common stock......  $                       $                                        $
                                               ====================    =====================                    =============
Basic weighted average common shares
       outstanding (8).......................                52,155                   14,547           13,092          79,794
                                               ====================    =====================   ==============   =============
Diluted weighted average common shares
       outstanding (8).......................                55,781                   14,888           13,399          84,068
                                               ====================    =====================   ==============   =============

Other Pro Forma Data:
       EBITDA (as defined) (9)...............................................................................    $    318,722
       EBITDA margin (9).....................................................................................             7.0%




  See Notes to Unaudited Pro Forma Condensed Combined Statement of Operations.

                                     S - 11

                                              Unaudited Pro Forma Condensed Combined
                                                      Statement of Operations
                                              For the 53 Weeks Ended February 3, 1996
                                       (In thousands, except per share and percentage data)



                                                                                 QFC
                                                      Fred Meyer          Fiscal Year Ended
                                                  Fiscal Year Ended         December 30,
                                                   February 3, 1996             1995               Pro Forma        Pro Forma
                                                      Historical             Historical           Adjustments       Combined
                                                 --------------------   ---------------------    --------------   -------------
Net sales...............................         $          3,422,718   $             729,856                     $   4,152,574
Cost of goods sold......................                    2,443,531                 550,434                         2,993,965
                                                 --------------------   ---------------------    --------------   -------------
       Gross margin.....................                      979,187                 179,422                         1,158,609
Operating and administrative expenses...                      783,375                 120,475                           903,850
Depreciation and amortization expense...                      107,385                  16,170                           123,555
                                                 --------------------   ---------------------    --------------   -------------
       Income from operations...........                       88,427                  42,777                           131,204
Interest expense........................                       39,578                   8,995                            48,573
Amortization of deferred financing costs                           --                     143                               143
Other...................................                                                1,400                             1,400
                                                 --------------------   ---------------------    --------------   -------------
       Income before income  taxes and
         extraordinary charge...........                       48,849                  32,239                            81,088
Provision for income taxes..............                       18,563                  12,023                            30,586
                                                 --------------------   ---------------------    --------------   -------------
       Income before extraordinary charge        $             30,286   $              20,216                     $      50,502
                                                 ====================   =====================    ==============   =============


 Basic income before extraordinary charge
       per share of common stock........         $               0.57   $                1.29                     $        0.61
                                                 ====================   =====================                     =============
 Diluted income before extraordinary charge
       per share of common stock........         $               0.53   $                1.28                     $        0.58
                                                 ====================   =====================                     =============
 Basic weighted average common shares
       outstanding (8)..................                       53,365                  15,706            14,135          83,206
                                                 ====================   =====================    ==============   =============
 Diluted weighted average common shares
       outstanding (8)..................                       56,656                  15,830            14,247          86,733
                                                 ====================   =====================    ==============   =============

Other Pro Forma Data:
       EBITDA (as defined) (9).................................................................................    $    254,423
       EBITDA margin (9).......................................................................................             6.1%


  See Notes to Unaudited Pro Forma Condensed Combined Statement of Operations.

                                     S - 12

                Notes to Unaudited Pro Forma Condensed Combined
                            Statements of Operations

(1) The following Fred Meyer summary unaudited pro forma condensed combined statement of operations for the fiscal year ended January 31, 1998 is based on historical financial statements of Fred Meyer and Smith's and has been prepared to illustrate the effects of Fred Meyer's acquisition of Smith's (the "Smith's Acquisition") and other related transactions described below and the assumed financing therefor. Such summary unaudited pro forma condensed statement of operations gives effect to the Smith's Acquisition as if such transaction had been completed as of February 2, 1997. Such pro forma information includes the historical results of operations of Fred Meyer for the fiscal year ended January 31, 1998 and the historical results of operations for Smith's from February 2, 1997 to September 8, 1997.

      The Smith's Acquisition was accounted for as a purchase by Fred Meyer. Under purchase accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The pro forma adjustments included in the summary unaudited pro forma condensed combined statement of operations represent a preliminary determination of these adjustments based upon available information.

      The following summary unaudited pro forma condensed combined statement of operations for the Smith's Acquisition included in the table below does not reflect an extraordinary charge of approximately $91 million (net of income taxes) relating to refinancing certain debt. Such summary unaudited pro forma condensed combined statement of operations gives effect to the following significant pro forma adjustments: (i) the adjustment for additional depreciation and amortization expense resulting from the allocation of the purchase price for Smith's to the assets acquired, including an increase in property, plant, and equipment, leasehold interest, and identifiable intangible assets to their estimated fair market values and the recording of goodwill associated with the acquisition; (ii) the adjustment to interest expense associated with the transaction financing and the corresponding adjustments to the amortization of related financing fees; and (iii) the adjustment to the provision for income taxes based upon a tax rate of 39% applied to the pro forma operating income before income taxes adjusted for amortization of goodwill.


                                                  Fred Meyer           Smith's
                                                 Fiscal Year         Period from
                                                    Ended          February 2, 1997
                                                 January 31,       to September 8,                      Fred Meyer
                                                     1998                1997           Pro Forma       Pro Forma
                                                  Historical          Historical       Adjustments       Combined
                                               ----------------   ------------------   ------------    ------------
                                                                          (In thousands)
                                                                  ------------------   ------------    ------------

Net sales......................................$      5,481,087   $        1,860,105                   $  7,341,192
Cost of goods sold.............................       3,845,536            1,433,984                      5,279,520
                                               ----------------   ------------------   ------------    ------------
  Gross margin.................................       1,635,551              426,121                      2,061,672
Operating and administrative expenses..........       1,217,649              254,728   $       (287)      1,472,090
Depreciation and amortization expense..........         168,294               57,472         10,189         235,955
                                               ----------------   ------------------   ------------    ------------
  Income from operations.......................         249,608              113,921         (9,902)        353,627
Interest expense...............................          75,504               71,938        (34,390)        113,052
Amortization of deferred financing costs.......             335                2,953         (2,059)          1,229
                                               ----------------   ------------------   ------------    ------------
  Income before income taxes and
       extraordinary charge....................         173,769               39,030         26,547         239,346
Provision for income taxes.....................          70,465               16,490         10,182          97,137
                                               ----------------   ------------------   ------------    ------------
Income before extraordinary charge.............$        103,304   $           22,540   $     16,365    $    142,209
                                               ================   ==================   ============    ============

                                     S - 13

                 Notes to Unaudited Pro Forma Condensed Combined
                      Statements of Operations (Continued)


(2) The following QFC summary unaudited pro forma condensed combined statement of operations for the fiscal year ended December 27, 1997 is based on historical financial statements of QFC, Hughes and KUI, and has been prepared to illustrate the effects of the QFC's acquisition of Hughes and KUI (the "Hughes/KUI Acquisitions") and other related transactions described below and the assumed financing therefor.

      Such summary unaudited pro forma condensed combined statement of operations gives effect to each of the following transactions as if such transactions had been completed as of December 29, 1996: (i) the Hughes acquisition and certain related transactions; (ii) KUI's spin off of certain assets and liabilities, primarily related to nongrocery operations, prior to the KUI acquisition; (iii) the KUI acquisition and certain related transactions; (iv) the application of the net proceeds from the sale of 5,175,000 shares of QFC common stock in a public offering (the "QFC Common Stock Offering") and the sale of $150 million aggregate principal amount of 8.70% Senior Subordinated Notes due 2007 (together with the QFC Common Stock Offering, the "QFC Offerings") and borrowings under QFC's credit facility; and (v) QFC's proposed divestiture of five recently acquired KUI stores.

      The Hughes/KUI Acquisitions were accounted for as purchases by QFC. Under purchase accounting, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. The pro forma adjustments included in the summary unaudited pro forma condensed combined statement of operations represent a preliminary determination of these adjustments based upon available information.


                                                  Hughes            KUI                          Pro Forma
                                                Period from     Period from                     Adjustments
                                   QFC          December 29,     December 29,                        for
                               Fiscal Year         1996             1996                         Hughes/KUI
                                  Ended           Through         Through                       Acquisitions
                              December 27,       March 18,      February 14,         KUI          and QFC          QFC
                                  1997             1997             1997          Pro Forma      Offerings      Pro Forma
                               Historical       Historical       Historical      Adjustments      Combined      Combined
                              -------------    -------------   --------------    ------------   ------------  -------------
                                                                     (In thousands)
                                               -------------   --------------    ------------   ------------  -------------

Net sales..................... $  1,878,115      $   211,425     $     46,793      $   (1,492)    $  (13,986)   $ 2,120,855
Cost of goods sold............    1,417,038          158,392           33,480            (950)       (10,977)     1,596,983
                              -------------    -------------   --------------    ------------   ------------  -------------
       Gross margin...........      461,077           53,033           13,313            (542)        (3,009)       523,872
Operating and administrative
       expenses...............      325,424           43,495           10,301            (605)        (2,682)       375,933
Depreciation and amortization
       expense................       43,076            3,847              337             (43)         1,754         48,971
                              -------------    -------------   --------------    ------------   ------------  -------------
       Income from operations.       92,577            5,691            2,675             106         (2,081)        98,968
Interest expense..............       25,887              538              204                          4,136         30,765
Amortization of deferred
       financing costs........          703                                                                             703
                              -------------    -------------   --------------    ------------   ------------  -------------
       Income before income
       taxes and extraordinary
         charge...............       65,987            5,153            2,471             106         (6,217)        67,500
Provision for income taxes....       25,980            2,437              860              36         (1,806)        27,507
                              -------------    -------------   --------------    ------------   ------------  -------------
Income before extraordinary
       charge.................$      40,007    $      2,716    $        1,611    $         70   $     (4,411) $      39,993
                              =============    =============   ==============    ============   ============  =============

                                     S - 14

                 Notes to Unaudited Pro Forma Condensed Combined
                      Statements of Operations (Continued)


      The summary unaudited pro forma condensed combined statement of operations gives effect to the following significant pro forma adjustments: (i) the elimination of sales and certain expenses attributable to certain assets and liabilities of KUI, primarily related to non-grocery operations which were spun off by KUI prior to its acquisition by QFC; (ii) the adjustment for additional depreciation and amortization expense resulting from the allocations of the purchase prices for KUI and Hughes to the assets acquired, including an increase in property, plant, and equipment, leasehold interest and identifiable intangible assets to their estimated fair market values and the recording of goodwill associated with the acquisitions; (iii) the adjustment to interest expense associated with the transaction financing and the corresponding adjustments to the amortization of related financing fees; and (iv) the adjustment to the provision for income taxes based upon a tax rate of 38% applied to the pro forma operating income before income taxes adjusted for amortization of goodwill.

(3) To eliminate management fees paid by Ralphs/Food 4 Less which will no longer be paid subsequent to the mergers.

(4) To decrease depreciation and amortization expense for revaluation of property and equipment in the amount of $8.9 million and increase amortization of goodwill in the amount of $25.9 million as a result of the merger with Ralphs/Food 4 Less for the fiscal year ended January 31, 1998. The adjustment to depreciation and amortization expense assumes an average useful life of acquired property and equipment of 11 years and the adjustment to goodwill amortization assumes an amortization period for acquired goodwill of 40 years.

(5) In connection with the mergers, Fred Meyer refinanced and consolidated approximately $4.1 billion of existing indebtedness of Fred Meyer, QFC and Ralphs/Food 4 Less in the refinancings. The following table reflects the pro forma adjustments to interest expense related to the refinancing of certain debt for the fiscal year ended January 31, 1998 (in thousands):


Historical interest expense:
  Fred Meyer-- historical pro forma..........................................        $  113,052
  QFC-- historical pro forma.................................................            30,765
  Ralphs/Food 4 Less-- historical............................................           271,939
                                                                                  -------------
                                                                                        415,756
Less: amount in historical pro forma statements of operations for
   refinanced debt...........................................................          (353,449)
Add: amounts for 1998 Senior Credit Facilities and Notes.....................           323,232
                                                                                  -------------
Pro forma interest expense...................................................         $ 385,539
                                                                                  =============

     The pro forma adjustment to interest expense is based on a weighted average interest rate of 7.0% per annum under the 1998 Senior Credit Facilities and the Notes.

(6) To adjust for the change in amortization of deferred financing costs as a result of the refinancings.

(7) The pro forma adjustment to the provision for income taxes is based upon a tax rate of 39% applied to the pro forma income before income taxes adjusted for amortization of goodwill.

(8) All share and per share data has been adjusted to reflect a two-for-one stock split of Common Stock effected as a 100% stock dividend which was distributed September 30, 1997. An (i) exchange ratio of 1.9 shares of Common Stock for each share of QFC common stock issued and outstanding immediately prior to the effective time of the merger with QFC in connection with the merger with QFC and (ii) issuance of 21.7 million shares of Common Stock in connection with the merger with Ralphs/Food 4 Less were used in preparing the pro forma combined share and per share data.

                 Notes to Unaudited Pro Forma Condensed Combined
                      Statements of Operations (Continued)

     The following table presents a reconciliation of the pro forma weighted average number of basic and diluted shares outstanding used in calculating pro forma income per share of Common Stock for the fiscal year ended January 31, 1998 (share numbers in thousands):


                                                                                      Basic       Diluted
                                                                                    ---------    ---------
Pro forma weighted average number of shares of QFC common stock
   outstanding as of December 27, 1997..........................................       20,916       21,774
Exchange ratio..................................................................          1.9          1.9
                                                                                    ---------    ---------
Number of shares of Common Stock issued in the merger with QFC..................       39,740       41,371
Number of shares of Common Stock issued in the merger with Ralphs/
   Food 4 Less..................................................................       21,670       21,670
                                                                                    ---------    ---------
Number of shares of Common Stock issued in the mergers..........................       61,410       63,041
Pro forma weighted average number of shares of Common Stock
   outstanding as of January 31, 1998...........................................       87,537       90,978
                                                                                    ---------    ---------
Pro forma number of shares of Common Stock outstanding after                          148,947      154,019
   completion of the mergers....................................................
                                                                                    =========    =========

(9) EBITDA represents income before interest expense, income taxes, depreciation and amortization and LIFO provision of $0.5 million, $(0.5) million and $1.1 million for the fiscal years ended January 31, 1998, February 1, 1997 and February 3, 1996, respectively. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow as a measure of liquidity or as an alternative to net earnings as an indicator of operating performance. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt. EBITDA as calculated by the Company may not be comparable to calculations as presented by other companies, even in the same industry. EBITDA margin represents EBITDA as a percentage of net sales.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company, which is complete in all material respects, is subject, in all respects, and is qualified by reference to applicable Delaware law and to the provisions of Fred Meyer's Restated Certificate of Incorporation (the "Certificate").

Authorized Capital Stock

     The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock, and 100,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). As of June 1, 1998, 149,829,389 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.

Common Stock

     The holders of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Under the Certificate, the Board of Directors is classified into three classes each consisting of, as nearly as may be possible, one-third of the total number of directors constituting the entire Board of Directors. The holders of Common Stock are not entitled to cumulate votes for the election of directors.

     The holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Fred Meyer, holders of Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. The holders of Common Stock have no preemptive rights or rights to convert their Common Stock into other securities. All outstanding shares of Common Stock are fully paid and nonassessable. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock, if any.

     The Common Stock is listed on the New York Stock Exchange under the symbol "FMY."

Preferred Stock

     The Board of Directors may, without further action of the stockholders, issue Preferred Stock in one or more series and fix or alter the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices, liquidation terms and preferences, and the number of shares constituting any series or the designations of such series. No Preferred Stock is outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

Certain Anti-Takeover Provisions

     The Certificate and the Fred Meyer bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of voting stock of the Company or delaying or preventing a change in control of the Company. The material provisions that may have such an effect are: (i) classification of the Board of Directors into three classes with the terms of only one class expiring each year; (ii) a provision that directors may be removed only for cause and only with the affirmative vote of holders of at least 75% of the outstanding shares of the Company; (iii) authorization for the Board of Directors to issue Preferred Stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters); (iv) a provision that stockholders may take action only at an annual or special meeting and not by written consent in lieu of a meeting; (v) advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by the Board of Directors; and (vi) provisions permitting amendment of certain of these and related provisions only by an affirmative vote of the holders of at least 75% of the outstanding shares of Common Stock entitled to vote.

                                 THE UNDERWRITER

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), DLJ has agreed to purchase, and the Smith Selling Stockholders have agreed to sell to DLJ, the Shares at the price set forth on the cover page of this Prospectus Supplement.

     The Underwriting Agreement provides that the obligation of DLJ to pay for and accept delivery of the Shares is subject to the approval of certain legal matters by its counsel and to certain other conditions. DLJ is obligated to take and pay for all the Shares if any are taken.

     The Shares may be sold by DLJ from time to time to purchasers in one or more transactions (which may involve block transactions) on the NYSE or on other national securities exchanges on which the Common Stock is traded, in the over-the-counter market, in negotiated transactions, in a combination of such methods or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the price received by DLJ upon the sale of the Shares exceeds the price at which it buys the Shares (set forth on the cover page of this Prospectus Supplement), such difference shall represent DLJ's commission. DLJ may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from DLJ and/or the purchasers of such Shares for whom they may act as agents or to whom they may sell as principal.

     The Company and the Smith Selling Stockholders have agreed to indemnify DLJ against certain liabilities, including liabilities under the Securities Act, or contribute to payments which DLJ may be required to make in respect thereof.

                                  LEGAL MATTERS

     Certain legal matters in connection with the Shares offered hereby will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon and for DLJ by Latham & Watkins, Los Angeles, California.

PROSPECTUS

                                FRED MEYER, INC.

                        17,360,478 Shares of Common Stock


     The common stock, $.01 par value (the "Common Stock"), of Fred Meyer, Inc. (the "Company" or "Fred Meyer") offered hereby (the "Shares") may be sold from time to time by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the offering. See "Selling Stockholders" and "Plan of Distribution" for information about the Selling Stockholders and the manner of offering of the Shares.

     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "FMY." On June 30, 1998, the last reported sale price of the Common Stock was $42 1/2 per share.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                                 ---------------


     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.


                                 ---------------


     Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.


                                 ---------------


                  The date of this Prospectus is June 30, 1998.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements, and other information concerning the Company may be inspected and copies may be obtained at prescribed rates at the offices of the SEC, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered pursuant to this Prospectus. For further information, reference is made to the Registration Statement and the exhibits thereto, which are available for inspection at no fee at the public reference section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. All of the above-referenced documents can also be obtained from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." In addition, the Common Stock is listed on the New York Stock Exchange, and reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to Roger A. Cooke, Secretary, Fred Meyer, Inc., 3800 SE 22nd Avenue, Portland, Oregon 97202, telephone (503) 232-8844, copies of any and all of the information that has been incorporated by reference into this Prospectus, other than exhibits to such information unless such exhibits are specifically incorporated by reference therein. The information relating to the Company, Quality Food Centers, Inc. and Food 4 Less Holdings, Inc. contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents or portions of documents incorporated by reference into this Prospectus.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are incorporated herein by reference:

     1. The Annual Report on Form 10-K of Fred Meyer for the fiscal year ended January 31, 1998 filed pursuant to Section 13(a) of the Exchange Act;

     2. The Annual Report on Form 10-K of Quality Food Centers, Inc. for the fiscal year ended December 27, 1997 filed pursuant to Section 13(a) of the Exchange Act;

     3. The Annual Report on Form 10-K of Food 4 Less Holdings, Inc. for the fiscal year ended February 1, 1998 filed pursuant to Section 13(a) of the Exchange Act;

     4. Fred Meyer's (i) Current Report on Form 8-K dated March 9, 1998 and the amendment thereto on Form 8-K/A and (ii) Current Reports on Forms 8-K dated February 13, 1998; February 20, 1998; February 27, 1998; March 4, 1998; March 12, 1998; and June 18, 1998.

     All reports and other documents filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

                           FORWARD-LOOKING STATEMENTS

     Certain information set forth or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include information regarding the Company's plans for future operations, expectations relating to cost savings and the Company's integration strategy with respect to its recent mergers, store expansion and remodeling, capital expenditures, inventory reductions and expense reductions. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: business and economic conditions generally and in the regions in which the Company's stores are located, including the rate of inflation, population, employment and job growth in the Company's markets; demands placed on management by the recent substantial increase in the Company's size; loss or retirement of senior management of the Company or of its principal operating subsidiaries; changes in the availability of debt or equity capital and increases in borrowing costs or interest rates, especially since a substantial portion of the Company's borrowings bear interest at floating rates; competitive factors, such as increased penetration in the Company's markets by large national food and nonfood chains, large category-dominant stores and large national and regional discount retailers (whether existing competitors or new entrants) and competitive pressures generally, which could include price-cutting strategies, store openings and remodels; results of the Company's programs to decrease costs as a percent of sales; increases in labor costs and deterioration in relations with the union bargaining units representing the Company's employees; unusual unanticipated costs or unanticipated consequences relating to the recent mergers and integration strategy and any delays in the realization thereof; operational inefficiencies in distribution or other Company systems, including any that may result from the recent mergers; issues arising from addressing year 2000 information technology issues; legislative or regulatory changes adversely affecting the business in which the Company is engaged; and other opportunities or acquisitions which may be pursued by the Company. Forward-looking statements contained herein speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                   THE COMPANY

     Fred Meyer is one of the largest domestic food retailers, operating more than 800 supermarkets and multi-department stores, many of which are located in the fastest growing markets in the United States. The Company has the largest market share in the Los Angeles, Orange County, Seattle, Salt Lake City, Las Vegas and Albuquerque markets and the second largest market share in the Phoenix and Portland markets as well as a number one or two market share in 11 additional markets. The Company operates multiple formats that appeal to customers across a wide range of income brackets under the Fred Meyer, Smith's Food & Drug Centers, Smitty's, QFC, Hughes Family Markets, Ralphs and Food 4 Less banners.

     The Company was incorporated in Delaware in 1997 and commenced operations on September 9, 1997 as the successor to Fred Meyer Stores, Inc. (formerly known as Fred Meyer, Inc.) ("Fred Meyer Stores") and Smith's Food & Drug Centers, Inc. ("Smith's"). The Company's principal executive offices are located at 3800 SE 22nd Avenue, Portland, Oregon 97202, and its telephone number is (503) 232-8844. The Company operates its business through four principal subsidiaries: Fred Meyer Stores, Smith's, Quality Food Centers, Inc. and Food 4 Less Holdings, Inc.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information relating to the beneficial ownership of the Company's Common Stock as of June 1, 1998 by each of the Selling Stockholders and as adjusted to reflect the sale by the Selling Stockholders of the Shares. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to shares of Common Stock shown as beneficially owned by them.

                                                               Shares
                                                         Beneficially Owned      Shares Offered by this
                                                          Prior to Offering            Prospectus
                                                         ------------------      ----------------------

Zell/Chilmark Fund, L.P..................................  7,552,500(1)              7,552,500(1)
  2 North Riverside Plaza, 6th Floor
  Chicago, Illinois 60606
Stuart M. Sloan..........................................  3,434,975(2)              3,434,975
  1301 Fifth Ave.
  Suite 3000 Seattle, Washington  98101
Jeffrey P. Smith.........................................  1,372,994(3)              1,098,395
Trust for the Children of Jeffrey P. Smith...............  1,176,740(3)                941,389
The Sean Smith Trust.....................................    100,964                    80,771
The Jaci Smith Trust.....................................    128,630(3)                102,904
The Joshua Smith Trust...................................    128,630(3)                102,904
  32 Burningtree Court
  Las Vegas, Nevada  89113
Fred Lorenzo Smith.......................................    530,686(3)                424,548
Trust for the Children of Fred Lorenzo Smith.............  1,176,740(3)                941,390
The Fred Lloyd Smith Trust...............................     86,840(3)                 69,472
The Staci Elaine Smith Trust.............................     60,206(3)                 48,164
The Zachary Dee Smith Trust..............................     60,206(3)                 48,164
Elaine Smith.............................................     35,852(3)                 28,682
  200 Strada Mia
  Las Vegas, Nevada  89117
The Dee Glen Smith Marital Trust.........................    411,002                   328,801
  c/o Ida Smith
  1066 E. Capital Blvd.
  Salt Lake City, Utah  84103
Bankers Trust Corporation................................    157,724                   157,724
BT Investment Partners, Inc..............................  1,124,694                 1,124,694
  130 Liberty St.
  New York, NY  10006
CSFB IGP.................................................     28,908                    28,908
  Bahnhofstrass #17
  CH-6301 Zug, Switzerland
Merchant GP, Inc.........................................    593,673                   371,092
  c/o Credit Suisse First Boston
  11 Madison Ave.
  New York, New York  10010
Dan Kourkoumelis.........................................    565,603(4)                475,000
  10112 NE 10th Street, Suite 201
  Bellevue, Washington  98004
--------------

(1) Samuel Zell, a director of the Company, may be deemed to own beneficially these shares by virtue of his positions with the entities that indirectly control the general partner of Zell/Chilmark Fund, L.P. Mr. Zell disclaims beneficial ownership of these shares. Zell/Chilmark Fund, L.P., has advised the Company that shortly following the sale of up to 6,740,157 of these shares pursuant to a Prospectus Supplement dated as of the date hereof relating to the shares (which number of shares assumes the

                                        4
     exercise of the over-allotment option by the underwriters which number of shares may be adjusted based on the Price to the Public as set forth in the Prospectus Supplement), Zell/Chilmark Fund, L.P. intends to distribute the remaining 812,343 shares to certain of its direct and indirect partners and such direct and indirect partners and their pledgees, donees, transferees and successors in interest may sell these shares in accordance with the Plan of Distribution. The direct and indirect partners that will receive shares in the distribution (and the estimated number of shares) include:
     Northrop Grumman Corporation Master Trust -- 50,572; Bradbury Dyer -- 51,675; David A. Gardner -- 25,837; Blaine Trust -- 12,919; LJ Trusts -- 5,167; Bertram R. Cohan -- 12,919; S. Cody Engle -- 14,943; William Hall -- 30,969; Donald J. Liebentritt -- 5,079; Sheli Z. Rosenberg -- 62,971; Sanford Shkolnik -- 6,194; Spector Family Limited Partnership -- 21,059; Timothy H. Callahan -- 12,904; Leah's Trust -- 15,484; and Sam Investment Trust -- 483,651. Each of Mr. Zell and Ms. Rosenberg has served as a director of Quality Food Centers, Inc.

(2) Includes 586,910 shares which are subject to immediately exercisable options. Mr. Sloan, a director of the Company, acquired these shares in the merger of Quality Food Centers, Inc. and the Company.

(3) Mr. Jeffrey P. Smith is a director of the Company, and Mr. Fred Lorenzo Smith was a director of the Company from September 1997 until April 1998. The shares were acquired by the Smith trusts and family members in connection with the merger of Smith's and the Company. Shares held by the Trust for the Children of Jeffrey P. Smith, The Jaci Smith Trust, The Joshua Smith Trust and The Dee Glen Smith Marital Trust may be deemed to be beneficially owned by Jeffrey P. Smith under regulations of the SEC but Mr. Smith disclaims beneficial ownership of such shares. Shares held by the Fred Lloyd Smith Trust, The Staci Elaine Smith Trust, The Zachary Dee Smith Trust and Elaine Smith may be deemed to be beneficially owned by Fred Lorenzo Smith under regulations of the SEC but Mr. Smith disclaims beneficial ownership of such shares.

(4) Includes 1,155 shares held by Mr. Kourkoumelis as custodian for his daughter and 543,766 subject to options that are currently exercisable or become exercisable within the next 60 days. The Shares covered by this registration statement include shares subject to such options.

                              PLAN OF DISTRIBUTION

     Sales of the Shares may be made from time to time by the Selling Stockholders in one or more transactions on the New York Stock Exchange or any other national securities exchange on which the Common Stock is traded (which, subject to applicable law, may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades), in the over-the-counter market, in privately negotiated transactions or otherwise or in any combination of such transactions at market prices then prevailing, at prices related to the then current market price, at negotiated prices or at fixed prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. The Shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions: (a) sales to underwriters who will acquire the Shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale; (b) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (c) purchases by a broker or dealer as principal and resale by such broker or dealer for its accounts; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) an exchange distribution in accordance with the rules of such exchange; and (f) transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

     Brokers, dealers, or agents may receive compensation in the form of commissions, underwriting discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     In the event any Selling Stockholder engages an underwriter in connection with the sale of the Shares, to the extent required, a Prospectus Supplement will be distributed, which will set forth the number of shares being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

                                  LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon.

                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1998 and the supplemental pooled financial statements of Fred Meyer, Inc. reflecting the acquisition of Quality Food Centers, Inc. on a pooling basis included in the Company's Form 8-K/A dated March 9, 1998 have been audited by Deloitte & Touche LLP (Portland, Oregon), independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of said firm given upon its authority as experts in accounting and auditing.

     The consolidated financial statements of Quality Food Centers, Inc. as of December 28, 1996 and December 27, 1997 and for each of the three years in the period ended December 28, 1996 included in the Quality Food Centers, Inc. Form 10-K for the year ended December 27, 1997 have been audited by Deloitte & Touche LLP (Seattle, Washington), independent auditors, as stated in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Quality Food Centers, Inc. as of December 28, 1996 and for each of the three years in the period ended December 28, 1996 included in the Quality Food Centers, Inc. Form 10-K/A for the year ended December 28, 1996 have been audited by Deloitte & Touche LLP (Seattle, Washington), independent auditors, as stated in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Food 4 Less Holdings, Inc. as of February 1, 1998, February 2, 1997, January 28, 1996 and January 29, 1995 and the related consolidated statements of operations, cash flows and stockholders' equity for the 52 weeks ended February 1, 1998, the 53 weeks ended February 2, 1997, the 52 weeks ended January 28, 1996, the 31 weeks ended January 29, 1995 and the 52 weeks ended June 25, 1994 and the related financial statement schedules incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

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     No dealer, salesperson or any other person has been authorized in connection with any offering made hereby to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Smith Selling Stockholders or DLJ. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered hereby, nor do they constitute an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein and therein.

                             ---------------------

                                TABLE OF CONTENTS
                                                                Page
                              PROSPECTUS SUPPLEMENT
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . .  S-2
Unaudited Pro Forma Condensed Combined Financial
   Statements. . . . . . . . . . . .                            S-5
Description of Capital Stock . . . . . . . . . . . . . . . . . S-17
The Underwriter. . . . . . . . . . . . . . . . . . . . . . . . S-18
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . S-18
                                   PROSPECTUS
Available Information. . . . . . . . . . . . . . . . . . . . .    2
Incorporation of Certain Documents by
   Reference . . . . . . . . . . . . . . . . . . . . . . . . .    2
Forward Looking Statements . . . . . . . . . . . . . . . . . .    3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . .    3
Selling Stockholder. . . . . . . . . . . . . . . . . . . . . .    4
Plan of Distribution . . . . . . . . . . . . . . . . . . . . .    5
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . .    6
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

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                                4,215,584 Shares


                                Fred Meyer, Inc.






                                  Common Stock



                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------





                          Donaldson, Lufkin & Jenrette
                             Securities Corporation






                                  July 8, 1998


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